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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549



                                   ----------


                                  SCHEDULE 13G
                                 (Rule 13d-102)

                    Under the Securities Exchange Act of 1934
                           (Amendment No. __________)(1)


                       CYBEX COMPUTER PRODUCTS CORPORATION
                                (Name of Issuer)


                         Common Stock - $.001 Par Value
                         (Title of Class of Securities)


                                   232522 10 2
                                 (CUSIP Number)

         (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).










                    (Cover Page continued on separate page.)



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                                                                     Page 2 of 5
CUSIP Number 232522 10 2                       13G


Cover Page (Continued)


1.       Name of Reporting Person:  Remigius G. Shatas


2.       Check the Appropriate Box if a Member of a Group:*

         (a)
         (b)

3.       SEC Use Only:


4.       Citizenship or Place of Organization:  United States

         Number of              5.    Sole Voting Power:  247,385 shares
                                      (includes 2500 shares for which there is a
                                      right to acquire)
         Shares Bene-
         ficially               6.    Shared Voting Power:  102,250 shares
         Owned by
         Each                   7.    Sole Dispositive Power:  247,385 shares
                                      (includes 2500 shares for which there is a
                                      right to acquire)
         Reporting
         Person With            8.    Shared Dispositive Power:  102,250 shares

9.       Aggregate Amount Beneficially Owned by Reporting Person: 349,635 shares


10. Check if the Aggregate Amount in Row 9 Excludes Certain Shares:* Not applicable.


11.      Percent of Class Represented by Amount in Row 9:  6.1%


12.      Type of Reporting Person:*  IN


                      * SEE INSTRUCTIONS BEFORE FILING OUT!



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                                                                     Page 3 of 5
CUSIP Number 232522 10 2                13G

Item 1(a)         NAME OF ISSUER:  Cybex Computer Products Corporation

Item 1(b)         ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICE:  4912 Research Drive
                                                                   Huntsville, Alabama  35805

Item 2(a)         NAME OF PERSON FILING:  Remigius G. Shatas

Item 2(b)         ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:  4912 Research Drive
                                                                                Huntsville, Alabama 35805
Item 2(c)         CITIZENSHIP:  United States

Item 2(d)         TITLE OF CLASS OF SECURITIES:  Common Stock, par value $.001 per share

Item 2(e)         CUSIP NUMBER:  232522 10 2

Item 3            IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B), OR 13D-2(B), CHECK WHETHER THE
                  PERSON FILING IS A:    Not Applicable.

                  (a)      [   ]    Broker or dealer registered under Section 15 of the Act,

                  (b)      [   ]    Bank as defined in Section 3(a)(6) of the Act,

                  (c)      [   ]    Insurance Company as defined in Section 3(a)(19) of the Act,

                  (d)      [   ]    Investment Company registered under Section 8 of the Investment Company
                                    Act,

                  (e)      [   ]    Investment Advisor registered under Section 203 of the Investment Advisers
                                    Act of 1040,

                  (f)      [   ]    Employee Benefit Plan, Pension Fund which is subject to the provisions of the
                                    Employee Retirement Income Security Act of 1974 or Endowment Fund; see
                                    13d-1(b)(1)(ii)(F),

                  (g)      [   ]    Parent Holding Company, in accordance with Rule 13d-1(b)(ii)(G); see
                                    Item 7,

                  (h)      [   ]    Group, in accordance with Rule 13d-1(b)(1)(ii)(H).


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                                                                     Page 4 of 5
CUSIP Number 232522 10 2               13G

Item 4            OWNERSHIP:

                  (a)      Amount Beneficially Owned:  349,635 shares

                  (b)      Percent of Class:  6.1%

                  (c)      Number of shares as to which such person has:
                           (i)    Sole power to vote or to direct the vote:  247,385 shares
                           (ii)   Shared power to vote or to direct the vote:  102,250 shares
                           (iii)  Sole power to dispose or to direct the disposition of:  247,385 shares
                           (iv)   Shared power to dispose or to direct the disposition of:  102,250 shares

Item 5            OWNERSHIP OF 5% OR LESS OF A CLASS:  Not applicable.

Item 6            OWNERSHIP OF MORE THAN 5% ON BEHALF OF ANOTHER PERSON:  Not applicable.

Item 7            IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING
                  REPORTED ON BY THE PARENT HOLDING COMPANY.  Not applicable.

Item 8            IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.  Not applicable.

Item 9            NOTICE OF DISSOLUTION OF GROUP.  Not applicable.

Item 10           CERTIFICATION.  Not applicable.


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                                                                     Page 5 of 5

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


February 13, 1998                    /s/  Remigius G. Shatas
                                     ----------------------------------------
                                     Remigius G. Shatas
                                     Senior Vice President, Chief Technical
                                     Officer and Secretary of Cybex Computer
                                     Products Corporation